                                                                   Exhibit 99.44

(TRANSITION THERAPEUTICS INC. LOGO)

                          TRANSITION THERAPEUTICS INC.

                         ANNUAL MEETING OF SHAREHOLDERS

                         MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular ("CIRCULAR") is furnished in connection with the solicitation of proxies by and on behalf of the management of Transition Therapeutics Inc. (the "CORPORATION") for use at the Annual Meeting of the Corporation's shareholders to be held on December 12, 2005 at the time and place and for the purposes set out in the accompanying Notice of Annual and Meeting and any adjournment thereof.

No person has been authorized to give any information or make any representation in connection with any matters to be considered at the Annual Meeting, other than as contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

                                NOVEMBER 2, 2005

                          TRANSITION THERAPEUTICS INC.
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "MEETING") of Transition Therapeutics Inc. (the "CORPORATION") will be held at the MaRS Discovery District, MaRS Centre, South Tower, 101 College Street, Ground Floor, Rm CR3, Toronto, Ontario, Canada, on Monday, December 12, 2005, at 4:30 p.m. (Toronto time), for the following purposes:

          1. to receive the audited consolidated financial statements of the Corporation for the fiscal year ended June 30, 2005, together with the auditors' report thereon;

          2.   to elect directors of the Corporation for the ensuing year;

          3. to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

          4. to consider, and if deemed advisable, to approve the amendment to the stock option plan of the Corporation to, among other things, change the maximum number of common shares available for issuance under the stock option plan from a fixed number to a rolling number equal to 10% of the then issued and outstanding common shares of the Corporation from time to time; and

          5. to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

     The Circular and the form of proxy prepared in respect of the Meeting accompany this notice.

     Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the enclosed form of proxy in the addressed envelope provided for that purpose.

     DATED as of the 2 day of November, 2005,

                                        BY ORDER OF THE BOARD OF DIRECTORS


                                        /s/ LOUIS ALEXOPOULOS
                                        ----------------------------------------
                                        LOUIS ALEXOPOULOS
                                        SECRETARY

IN ORDER TO BE REPRESENTED BY PROXY AT THE MEETING, YOU MUST COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY OR OTHER APPROPRIATE FORM OF PROXY AND, IN EITHER CASE, (I) DELIVER THE COMPLETED PROXY TO THE CORPORATION'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, PROXY DEPARTMENT, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1, IN THE ADDRESSED ENVELOPE ENCLOSED, OR (II) SUBMIT THE COMPLETED PROXY TO COMPUTERSHARE TRUST COMPANY OF CANADA, FACSIMILE NUMBER (416) 263-9524 OR 1-866-249-7775, NO LATER THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) PRECEDING THE DATE AND TIME OF THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

                         MANAGEMENT INFORMATION CIRCULAR
                                TABLE OF CONTENTS

MANAGEMENT INFORMATION CIRCULAR...........................................     1
SOLICITATION OF PROXIES...................................................     1
APPOINTMENT OF PROXY HOLDERS..............................................     1
REVOCABILITY OF PROXY.....................................................     2
VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES........................     2
VOTING SHARES AND THE PRINCIPAL HOLDERS THEREOF...........................     2
ADVICE TO BENEFICIAL HOLDERS OF SECURITIES................................     2
BUSINESS OF THE MEETING...................................................     4
   Consolidated Financial Statements and Auditors' Report.................     4
   Election of Directors..................................................     4
   Appointment and Remuneration of the Auditors...........................     5
   Amendment of Stock Option Plan.........................................     5
STATEMENT OF EXECUTIVE COMPENSATION.......................................     7
   Compensation of Executive Officers.....................................     7
   Option Grants During the Year Ended June 30, 2005......................     8
   Aggregate Option Exercises During Fiscal 2005 and Fiscal Year End
      Option Values.......................................................     8
   Termination of Employment, Change in Responsibilities and Employment
      Contracts...........................................................     8
   Composition of the Compensation Committee..............................     9
   Report on Executive Compensation.......................................     9
   Performance Graph......................................................    10
   Compensation of Directors..............................................    10
      Standard Arrangements...............................................    10
      Other Arrangements..................................................    11
      Total Compensation Earned...........................................    11
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS........    11
   Equity Compensation Plan Information...................................    11
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS..........................    11
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS....................    11
INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON....    11
AUDIT COMMITTEE RESPONSIBILITIES AND ACTIVITIES...........................    12
STATEMENT OF CORPORATE GOVERNANCE PRACTICES...............................    12
   Board of Directors.....................................................    12
      Composition of the Board............................................    12
      Board Mandate.......................................................    13
      Position Descriptions...............................................    13
      Orientation and Continuing Education of Board Members...............    13
      Measures to Encourage Ethical Business Conduct......................    14
      Nomination of Board Members.........................................    14
      Determination of Compensation of Directors and Officers.............    14
      Assessment of Directors, the Board and Board Committees.............    15

ADDITIONAL INFORMATION....................................................    15
OTHER MATTERS.............................................................    15

APPENDIX "A" - Notice of Change of Auditors
APPENDIX "B" - Amended and Restated Stock Option Plan
APPENDIX "C" - Mandate of the Board of Directors

(TRANSITION THERAPEUTICS INC. LOGO)

                          TRANSITION THERAPEUTICS INC.
                          101 COLLEGE STREET, SUITE 220
                                TORONTO, ONTARIO
                                     M5G 1L7

                         MANAGEMENT INFORMATION CIRCULAR

     Except where indicated otherwise, the following information is dated as at November 2, 2005 and all dollar amounts are in Canadian dollars.

                             SOLICITATION OF PROXIES

     THE INFORMATION CONTAINED IN THIS MANAGEMENT INFORMATION CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF TRANSITION THERAPEUTICS INC. (THE "CORPORATION") FOR USE AT THE ANNUAL MEETING (THE "MEETING") OF THE HOLDERS (THE "SHAREHOLDERS") OF COMMON SHARES ("COMMON SHARES") OF THE CORPORATION TO BE HELD ON MONDAY, DECEMBER 12, 2005 AT 4:30 P.M. (TORONTO TIME) AT THE MARS DISCOVERY DISTRICT, MARS CENTRE, SOUTH TOWER, 101 COLLEGE STREET, GROUND FLOOR, RM CR3, TORONTO, ONTARIO, CANADA, AND AT ALL ADJOURNMENTS OR POSTPONEMENTS THEREOF, FOR THE PURPOSES SET FORTH IN THE NOTICE OF ANNUAL MEETING OF SHAREHOLDERS (THE "NOTICE").

     THE SOLICITATION OF PROXIES IS BEING MADE BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. The Corporation will bear the entire cost of solicitation of proxies including preparation, assembly, printing and mailing of this Circular, the Notice, the form of proxy and the annual report (collectively, the "DOCUMENTS"). Copies of the Documents are being sent by mail to those Shareholders entitled to receive notice of the Meeting. The Documents will also be furnished to banks, securities dealers, and clearing agencies holding in their names Common Shares of the Corporation, beneficially owned by others to forward to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, facsimile or personal solicitation by directors, officers, or other regular employees of the Corporation. No additional compensation will be paid to directors, officers, or other regular employees for such services.

                          APPOINTMENT OF PROXY HOLDERS

     Shareholders may vote at the Meeting in person or by proxy. THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE EXECUTIVE OFFICERS OF THE CORPORATION. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OTHER THAN THE PERSONS SPECIFIED IN SUCH FORM OF PROXY (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) TO ATTEND AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING. TO EXERCISE THIS RIGHT, A SHAREHOLDER MAY EITHER INSERT THE NAME OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED IN THE ACCOMPANYING FORM OF PROXY, OR COMPLETE ANOTHER APPROPRIATE FORM OF PROXY.

     Those Shareholders who wish to be represented by proxy, must deposit their respective forms of proxy by (i) delivering the completed proxy to the Corporation's transfer agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, in the addressed envelope enclosed, or (ii) submitting the completed proxy to Computershare Trust Company of Canada, facsimile number (416) 263-9524 or 1-866-249-7775, no later than 48 hours (excluding Saturdays, Sundays and holidays) preceding the date and time of the Meeting, or any adjournment or postponement thereof.

                              REVOCABILITY OF PROXY

     A Shareholder who has given a proxy may revoke it by depositing an instrument in writing executed by the Shareholder or by his attorney, authorized in writing, or if the Shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized, either at the registered office of the Corporation at any time up to 5:00 p.m. (Toronto time) on the business day immediately preceding the date of the Meeting, or any adjournment or postponement thereof, or with the Chair of the Meeting on the day of the Meeting, or any adjournment or postponement thereof, prior to the time of voting and, upon either of such deposits, the earlier proxy shall be revoked.

               VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

     The executive officers named in the enclosed form of proxy will vote or withhold from voting the Common Shares for which they are appointed proxy holders in accordance with the instructions of the Shareholder indicated on the form of proxy. IN THE ABSENCE OF SUCH INSTRUCTIONS, THE EXECUTIVE OFFICERS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MOTION PUT FORTH BY MANAGEMENT OF THE CORPORATION.

     If a Shareholder appoints a person, other than the executive officers named in the accompanying form of proxy to represent it, such person will vote the Common Shares for which they are appointed proxy holder in accordance with the instructions of the Shareholder indicated on the form of proxy. In the absence of such instructions, such person may vote the Common Shares for which they are appointed proxy holder at their discretion.

     The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations of matters identified in the Notice, and with respect to any other matters, if any, which may properly come before the Meeting. At the time of printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any such amendments, variations or other matters which are not now known to management should properly come before the Meeting, the persons named in the form of proxy will vote on such other business in accordance with their best judgment.

                 VOTING SHARES AND THE PRINCIPAL HOLDERS THEREOF

     As at November 2, 2005, the Corporation had 122,096,077 Common Shares outstanding, each carrying the right to one vote per share. Only the holders of Common Shares of record at the close of business on November 7, 2005 (the "RECORD DATE") will be entitled to notice of, and to attend and vote at, the Meeting. Any transferee or person acquiring Common Shares after the Record Date may on proof of ownership of such Common Shares, make a written demand, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote his or her Common Shares at the Meeting or any adjournment or postponement thereof.

     As at the date hereof, to the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding Common Shares of the Corporation.

                   ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

     The information set forth in this section is provided to beneficial holders of Common Shares of the Corporation who do not hold their Common Shares in their own name ("BENEFICIAL SHAREHOLDERS"). BENEFICIAL SHAREHOLDERS SHOULD NOTE THAT ONLY PROXIES DEPOSITED BY SHAREHOLDERS WHOSE NAMES APPEAR on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Beneficial Shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Beneficial Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting Common Shares for their clients. The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held. Therefore, Beneficial Shareholders cannot be recognized at the Meeting for the purposes of voting the Common Shares in person or by way of proxy except as set forth below.

     Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and Canada. ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy from ADP cannot use that proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by ADP well in advance of the Meeting in order to have the Common Shares voted.

     Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

     In addition, a proxy may be revoked by the Shareholder executing another form of proxy bearing a later date and depositing same at the offices of the Registrar and Transfer Agent of the Corporation within the time period set out under the heading "Revocability of Proxy", or by the Shareholder personally attending the Meeting and voting his or her Common Shares.

IF YOU ARE A BENEFICIAL SHAREHOLDER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BROKER OR AGENT WELL IN ADVANCE OF THE MEETING TO DETERMINE HOW YOU CAN DO SO.

                             BUSINESS OF THE MEETING

     At the Meeting, Shareholders will be asked to consider and, if deemed appropriate:

(i) receive the audited consolidated financial statements of the Corporation for the year ended June 30, 2005, together with the auditors' report thereon;

(ii) by ordinary resolution, elect the directors of the Corporation for the ensuing year;

(iii) by ordinary resolution, approve the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditors of the Corporation for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors; and

(iv) by ordinary resolution, approve the amendment to the stock option plan of the Corporation to, among other things, change the maximum number of common shares available for issuance under the stock option plan from a fixed number to a rolling number equal to 10% of the then issued and outstanding common shares of the Corporation from time to time.

CONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS' REPORT

     The Corporation's audited consolidated financial statements for the year ended June 30, 2005, and the auditors' report thereon will be submitted at the Meeting. No vote will be taken regarding the Corporation's audited consolidated financial statements.

ELECTION OF DIRECTORS

     Five directors are proposed to be elected at the Meeting. All directors so elected will, subject to the by-laws of the Corporation and to applicable laws, hold office until the close of the next annual meeting of the Shareholders, or until their respective successors are elected or appointed.

     All of the nominees are now members of the board of directors (the "BOARD OF DIRECTORS" or "BOARD") and have been since the dates indicated below. The term of each current director's appointment will expire at the Meeting. THE PERSONS DESIGNATED IN THE ENCLOSED PROXY FORM, UNLESS INSTRUCTED OTHERWISE, INTEND TO VOTE FOR THE ELECTION OF THE FOLLOWING NOMINEES. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

     The following table sets forth for all persons proposed to be nominated by management for election as directors, the positions and offices with the Corporation now held by them, their present principal occupation and principal occupation for the preceding five years, the periods during which they have served as directors of the Corporation and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as of November 2, 2005.

                                                    PRESENT PRINCIPAL OCCUPATION
             NAME AND                 DIRECTOR        AND PRINCIPAL OCCUPATION       NUMBER OF
  MUNICIPALITY OF RESIDENCE(1)        SINCE(4)        FOR PRECEDING FIVE YEARS     COMMON SHARES
  ----------------------------     -------------   -----------------------------   -------------
Mr. Michael Ashton (4)(5)          December 2002   Chief Executive Officer of           Nil
London, England                                    SkyePharma PLC, a U.K. based
                                                   drug delivery company.

Mr. Paul Baehr (3)(4)(5)           December 2002   President, Chief Executive           Nil
Quebec, Canada                                     Officer and Chairman of IBEX
                                                   Technologies Inc., a publicly
                                                   traded biotechnology company.

Dr. Tony F. Cruz                   January 1999    Chief Executive Officer of        7,175,116
Ontario, Canada                                    the Corporation.

Mr. Christopher M. Henley (3)(4)   October 2000    President, Henley Capital           543,388
Ontario, Canada                                    Corporation, a limited market
                                                   dealer.

Dr. Gary W. Pace (3)(4)(5)         January 2002    Co-founder, Chairman and            506,165
MA, USA                                            Chief Executive Officer of
                                                   QRxPharma, a biotechnology
                                                   company, since November 2002;
                                                   prior thereto Chairman and
                                                   Chief Executive Officer of
                                                   Waratah Pharmaceuticals Inc.
                                                   ("WARATAH") from June 2000 to
                                                   January 2002 and prior
                                                   thereto President and Chief
                                                   Executive Officer of RTP
                                                   Pharma Inc.

Notes:

     If the director is elected, the term of the director's appointment will expire at the Corporation's 2006 Annual Meeting of shareholders.

     All of the directors, except for Dr. Cruz, are unrelated, independent directors.

     Member of the Audit Committee

     Member of the Corporate Governance and Nominating Committee. Dr. Pace, the Lead Director, is Chair of this Committee.

     Member of the Compensation Committee.

APPOINTMENT AND REMUNERATION OF THE AUDITORS

     The Board of Directors recommends that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as the Corporation's auditors to hold office for the year ending June 30, 2006 and that the Board of Directors be authorized to fix the auditors' remuneration. Ernst & Young LLP, Chartered Accountants, have acted as the auditors of the Corporation since December 2000. In accordance with National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), attached as Appendix "A" to this Information Circular is a notice advising shareholders of the change in auditors and confirming that there have been no "reportable events" as defined in NI 51-102.

     A majority of the votes, voted by the Shareholders represented at the Meeting, is required for approval of the appointment of the Corporation's auditors.

     UNLESS OTHERWISE DIRECTED, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE AT THE MEETING IN FAVOUR OF THE REAPPOINTMENT OF
PRICEWATERHOUSECOOPERS LLP AS THE CORPORATION'S AUDITORS AND THE AUTHORIZATION OF THE CORPORATION'S DIRECTORS TO FIX THE AUDITORS' REMUNERATION.

AMENDMENT OF STOCK OPTION PLAN

     As at June 30, 2005, the Corporation has in place the Corporation's stock option plan, which was established in November 1999 (the "1999 PLAN"), and the Waratah stock option plan (the "WARATAH PLAN") (collectively, the "PLANS"). Both plans were not approved by securityholders, but were outlined in the Corporation's and Waratah's initial public offering prospectuses. However, at the 2003 Annual Meeting, the Shareholders approved an amendment, to the 1999 Plan, to increase the maximum number of Common Shares which may be issued pursuant to the 1999 Plan, which includes the options issued under the Waratah Plan, at any given time, from 4,143,648 to 7,357,116.

     The Waratah Plan governs the terms of the options acquired through the acquisition of Waratah on January 15, 2002. All other outstanding options, all future option grants and the maximum number of Common Shares that may be issued pursuant to stock options granted under the Plans, are governed by the terms of the 1999 Plan.

     The Corporation considers the use of incentive stock options an important element of the Corporation's compensation plan and a vital tool for attracting, motivating and retaining qualified employees. Pursuant to the Plans, options may be granted to directors, officers, employees, members of the Scientific Advisory Board and consultants of the Corporation or of subsidiaries of the Corporation ("OPTIONEES"). The term, exercise price, number of Common Shares covered by each option and the period during which the option is exercisable is determined by the Board of Directors at the time the options are granted, in accordance with the criteria set out in the Plans. The exercise price of all future option grants will be equal to the greater of (i) the closing price the day prior to grant, (ii) the weighted average trading price for the five trading days prior to the date of grant, and (iii) the price determined by the Corporation's Board of Directors at the time of grant. The term of any option may not exceed five years. The maximum number of Common Shares that may be issued pursuant to stock options granted under the Plans shall not exceed 10% of the issued and outstanding Common Shares, to a maximum of 7,357,116 Common Shares. As at June 30, 2005, 329,954 Common Shares have been issued through the exercise of stock options and options to purchase an aggregate of 4,098,162 Common Shares were outstanding under the Plans, which resulted in stock options available for grant of 2,929,000.

     Shareholders are being asked to consider and, if deemed advisable, approve amendments to the 1999 Plan (the "AMENDED OPTION PLAN") appended hereto as Appendix "B". All proposed amendments are to Article 3 "Shares Subject to the Plan".

     The proposed amendments change the 1999 Plan from a "fixed" plan to a "rolling" plan. Recent amendments to the Toronto Stock Exchange (the "TSX") Company Manual (the "TSX AMENDMENTS") permit TSX listed issuers to adopt stock option plans which provide that the number of shares reserved for issuance thereunder will be a rolling maximum based on a fixed percentage of the issuer's issued and outstanding securities.

     Subject to regulatory approval, including applicable approval by the TSX, the Board of Directors proposes to replace the fixed number of shares in the Option Plan with a rolling maximum that is equal to 10% of the Corporation's issued and outstanding Common Shares (the "OUTSTANDING ISSUE"). If the Amended Option Plan is approved by shareholders, the TSX Amendments require that the Amended Option Plan be re-approved by shareholders every three years.

     Provisions have also been added to the Amended Option Plan that the number of Common Shares issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding securities and the number of Common Shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding Shares. Under the 1999 Plan, no Optionee shall be granted Options in any twelve (12) month period, or shall hold options at any point in time, to purchase more than five percent (5%) of the number of Common Shares issued and outstanding from time to time and the total number of options granted to any employee performing investor relations activities or to any one consultant must not exceed two percent (2%) of the then issued and outstanding Common Shares of the Company in any twelve (12) month period. These provisions will remain unchanged in the Amended Option Plan.

     In order to become effective, the resolution approving the Amended Option Plan must be approved by at least a majority of the votes cast at the Meeting (as such term is defined in the Securities Act (Ontario)) of the Corporation.

     Accordingly, at the Meeting Shareholders will be asked to consider, and if deemed advisable, pass the following ordinary resolution:

     "RESOLVED that:

     1. the amended and restated stock option plan appended as Appendix "B" to the management information circular dated as of November 2, 2005 as approved the Board of Directors and all of the independent members of the Board of Directors, be approved to, among other things, change the maximum number of common shares available for issuance under the stock option plan from a fixed number to a rolling number equal to 10% of the then issued and outstanding common shares of the Corporation from time to time; and

     2. any officer or director of the Corporation is authorized to execute all such instruments and documents and perform such other acts as may be necessary in order to give full effect to the foregoing resolution."

     UNLESS OTHERWISE DIRECTED, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE AT THE MEETING IN FAVOUR OF THE FOREGOING RESOLUTION RATIFYING THE AMENDED AND RESTATED STOCK OPTION PLAN APPENDED HERETO AS APPENDIX "B".

                       STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS

     The following table provides a summary of compensation earned during the fiscal years ended June 30, 2005, 2004 and 2003 by the Corporation's Chief Executive Officer, Chief Financial Officer and for the next most highly compensated executive officers of the Corporation other than the Chief Executive Officer and the Chief Financial Officer (the "NAMED EXECUTIVE OFFICERS"). Except as disclosed below, no executive officer of the Corporation received in excess of Cdn. $150,000 by way of salary, bonuses or other compensation during the fiscal years ended June 30, 2005, 2004 and 2003.

                                        ANNUAL COMPENSATION                                LONG-TERM COMPENSATION
                          -----------------------------------------------   ----------------------------------------------------
                                                                                      AWARDS                     PAYOUTS
                                                                            --------------------------   -----------------------
                                                                                            SHARES OR
                                                                             SECURITIES       UNITS
                                                                               UNDER       SUBJECT TO
                                                             OTHER ANNUAL     OPTIONS/       RESALE        LTIP       ALL OTHER
   NAME AND PRINCIPAL            SALARY CDN.      BONUS      COMPENSATION       SARS      RESTRICTIONS    PAYOUTS   COMPENSATION
        POSITION          YEAR       ($)         CDN. ($)      CDN. ($)     GRANTED (#)     CDN. ($)     CDN. ($)     CDN. ($)
   ------------------     ----   -----------   -----------   ------------   -----------   ------------   --------   ------------
Tony Cruz                 2005   280,000       77,280(1)          --           150,000         --           --           --
Chief Executive Officer   2004   220,000       65,000(8)          --                --         --           --           --
                          2003   185,000           --             --                --         --           --           --
Elie Farah (2)            2005    31,423        5,651(1)          --           150,000
Chief Financial Officer   2004        --           --             --
and Vice President        2003        --           --             --
Corporate Development
Catherine Auld (3)        2005   153,000       28,152(1)          --            50,000         --           --           --
Chief Financial Officer   2004   135,000       15,000(7)          --            50,000         --           --           --
                          2003    56,700(4)    10,000(8)          --                --         --           --           --

Suzanne Cadden            2005    96,000           --             --           100,000         --           --      146,250(5)
Vice President Product    2004    21,000        6,000(6)          --           180,000         --           --           --
Development
                          2003        --           --             --                --         --           --           --

Notes:

     (1) This bonus was earned in relation to the year ended June 30, 2005, but was not paid until July 2005.

     (2) Mr. Farah was appointed Chief Financial Officer and Vice President, Corporate Development, effective May 21, 2005.

     (3)  Ms. Auld resigned as Chief Financial Officer effective May 20, 2005.

     (4) Ms. Auld was on maternity leave from November 2002 to June 2003 and was not paid any compensation during this period. If she had worked for the entire year, her base salary would have been $123,600.

     (5) Represents severance paid to Ms. Cadden, who left the Company December 13, 2004.

     (6)  This bonus represents a one time signing bonus.

     (7) This bonus was earned in relation to the year ended June 30, 2004, but was not paid until July, 2004.

     (8) This bonus was earned in relation to the year ended June 30, 2003, but was not paid until August 2003.

OPTION GRANTS DURING THE YEAR ENDED JUNE 30, 2005

     The following table sets forth the stock option grants made to the Named Executive Officers during the fiscal year ended June 30, 2005. The Corporation has no plan for any of its employees involving stock appreciation rights.

                                                                              MARKET VALUE
                                          % OF TOTAL                        OF COMMON SHARES
                 COMMON SHARES UNDER   OPTIONS GRANTED      EXERCISE     UNDERLYING OPTIONS ON
                   OPTIONS GRANTED       IN FINANCIAL    OR BASE PRICE     THE DATE OF GRANT
NAME                   (#) (1)              PERIOD       ($/SHARE) (2)         ($/SHARE)          EXPIRATION DATE
----             -------------------   ---------------   -------------   ---------------------   -----------------
Tony Cruz            150,000 (3)            12.7%            $1.42               $0.84              July 7, 2009
Elie Farah           150,000 (4)            12.7%            $0.77               $0.54              May 19, 2010
Catherine Auld        50,000 (5)             4.2%            $1.42               $1.02           December 31, 2005
Suzanne Cadden       100,000 (6)             8.5%            $1.20               $0.87             June 16, 2005

Notes:

(1)  All options were granted under the 1999 Plan.

(2) The exercise price of all options issued is equal to the greater of: a) the closing price of the Common Shares on the stock exchange which they were then listed on the day prior to the day on which the options were granted;
     b) the weighted average trading price of the Common Shares for five trading days prior to grant; and c) the price determined by the Board of Directors at the time of grant.

(3)  These options vested immediately on July 7, 2004, the date granted.

(4) These options vest as follows: 18,750 on November 3, 2005 and then 3,125 for 42 months commencing December 3, 2005.

(5) These options vest commencing August 1, 2004 at a rate of 1,041 options per month for 47 months and 1,073 options for the 48th month.

(6) These options vest as follows: 14,583 on November 15, 2004 and then 2,083 for 41 months commencing December 3, 2005 and then 2,097 options for the 48 month. Ms. Cadden left the Company December 13, 2004 at which time 16,666 of these options had vested. All of these options expired unexercised on June 16, 2005.

AGGREGATE OPTION EXERCISES DURING FISCAL 2005 AND FISCAL YEAR END OPTION VALUES

     No options were exercised by the Named Executive Officers in the fiscal year ended June 30, 2005. The following table summarizes, for each of the Named Executive Officers, the estimated value of the exercisable and unexercisable options held by such officers as at June 30, 2005. In the table, "exercisable" options are those for which the vesting period or conditions, if any, have been met, and "in the money" options are those where the exercise price was less than the market price of the Common Shares of the Corporation at the close of business on June 30, 2005.

                        OPTIONS EXERCISED                                          VALUE OF UNEXERCISED
                     ----------------------        UNEXERCISED OPTIONS           IN-THE-MONEY OPTIONS(1)
                     SECURITIES   AGGREGATE   -----------------------------   -----------------------------
                      ACQUIRED      VALUE     EXERCISABLE   NOT EXERCISABLE   EXERCISABLE   NOT EXERCISABLE
NAME                     (#)         ($)          (#)             (#)             ($)             ($)
----                 ----------   ---------   -----------   ---------------   -----------   ---------------
Dr. Tony Cruz            Nil         Nil        600,000              --           Nil             Nil
Mr. Elie Farah           Nil         Nil          Nil           150,000           Nil             Nil
Ms. Catherine Auld       Nil         Nil        231,230          68,770          8,109           12,391

Note:

(1) As at June 30, 2005, the closing price of the Common Shares on the Toronto Stock Exchange was $0.76.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

     The Corporation has an employment contract with Dr. Tony Cruz which provides that Dr. Cruz would be paid a severance payment of: a) 12 months salary if his employment with the Corporation is terminated without cause; or (b) 18 months salary if his employment is terminated following a change of control of the Corporation. The Corporation also has an employment contract with Mr. Elie Farah which provide that the Named Executive Officer will be paid severance if the Named Executive Officer's employment is terminated without cause. Mr. Farah would be entitled to 12 months salary if he is terminated without cause.

The Corporation incurred a severance obligation of approximately $146,250 in respect of the termination of Ms. Suzanne Cadden's employment with the Corporation, effective December 13, 2004.

COMPOSITION OF THE COMPENSATION COMMITTEE

     The Compensation Committee of the Board (the "COMPENSATION COMMITTEE") exercises general responsibility regarding overall compensation of employees and executive officers of the Corporation. It is responsible to annually review and recommend to the Board (i) executive compensation policies, practices and overall compensation philosophy, (ii) total compensation packages for all employees who receive aggregate annual compensation in excess of $150,000, (iii) bonuses and grants of options under the Corporation's Stock Option Plan, and
(iv) major changes in benefit plans. Final approval of all compensation items rests with the full Board.

     During the fiscal year ended June 30, 2005, the Corporation's Compensation Committee was composed of three non-executive directors: Dr. Gary W. Pace, Mr. Michael Ashton and Mr. Paul Baehr.

REPORT ON EXECUTIVE COMPENSATION

     Compensation of the executive officers is determined by the Board of Directors upon recommendations made by the Compensation Committee. The executive officers' compensation is composed of salaries, bonuses and stock options. The Compensation Committee places more emphasis on cash compensation such as salaries and bonuses and less emphasis on stock options.

     The Corporation's executive compensation policies are designed to attract and retain competent individuals, be competitive with leading Canadian biotechnology companies and recognize individual and overall Corporation performance. The Corporation's policy with regard to salary is to review each executive officers' salary on an annual basis in terms of individual and corporate performance as well as against peer company comparables to ensure that the officers are reasonably compensated. Each year, the Compensation Committee compares the base salary of the executive officers with that of executive officers at peer surveyed biotechnology companies and expects to set the executive officer's pay level at or near the industry average for such position while attempting to adjust for the Corporation's size, at the start of the year. Factors looked at in assessing peers include market capitalization, number of employees, and the stage of products in development.

     In terms of bonuses, each year the Compensation Committee establishes overall corporate goals. In addition, the Corporation establishes individual goals, with each executive officer, which relate to the executive officer's direct area of responsibility. The maximum bonus that can be earned by the executive officers, except for the Chief Executive Officer, is 20% of base salary and the percentage of bonus achieved is based on the percentage of goals achieved with a weighting to corporate goals of 67% and to individual goals of 33%. In addition, at least 60% of the goals must be achieved for any bonus to be paid out. The bonus of the Chief Executive Officer is negotiated and approved by the Compensation Committee and the Board of Directors on an annual basis.

     During the year ended June 30, 2005, the Chief Executive Officer received an increase in salary of $60,000 from the year ended June 30, 2004. In respect of work performed during June 30, 2005, the Chief Executive Officer received a bonus based on the achievement of milestones. For fiscal 2006, the Chief Executive Officer can earn a maximum bonus of 30% of his base salary and the achievement of this bonus is 100% dependent on the achievement of set corporate goals, which have been determined by the Compensation Committee and the Board of Directors. In addition, at least 60% of the corporate goals must be achieved for any bonus to be paid out.

     Stock options under the Corporation's Stock Option Plan are granted by the Board of Directors, upon the recommendation of the Compensation Committee, from time to time, as the primary long-term performance incentive compensation program. The Compensation Committee and the Board of Directors take into account the amount and terms of outstanding options when determining whether and how many new option grants will be made.

     Report submitted by the Compensation Committee of the Board of Directors:

          Dr. Gary W. Pace
          Mr. Michael Ashton
          Mr. Paul Baehr

PERFORMANCE GRAPH

     The following graph compares the cumulative total Shareholder return of $100 invested in the Common Shares with the cumulative total return of the S&P/TSX Canadian Health Care Index for the period of March 1, 2001 (the date in which the Common Shares commenced trading on the TSX Venture Exchange) to June 30, 2004. The Common Shares of the Corporation commenced trading on the Toronto Stock Exchange on April 29, 2004.

                              (PERFORMANCE GRAPH)

                               MAR
                              1/01    JUNE 30/01   JUNE 30/02   JUNE 30/03   APR 29/04   JUNE 30/04   JUNE 30/05
                             ------   ----------   ----------   ----------   ---------   ----------   ----------
TTH                          100.00     128.00        46.40        38.40       100.00      112.80        60.80
S&P/TSX Capped Health Care
   Index                     100.00      89.98        77.83        77.83        82.13       75.63        46.02

COMPENSATION OF DIRECTORS

Dr. Tony Cruz, Chief Executive Officer and a director of the Corporation does not receive any compensation as a director of the Corporation, but receives compensation as an executive officer of the Corporation as detailed under Compensation of Executive Officers. The remaining directors are not employees of the Corporation. Non-employee directors have been remunerated in the following manner.

STANDARD ARRANGEMENTS

The Corporation has standard arrangements for its non-employee directors, which include the following:

     - Board Member annual retainer in the amount of $10,000 and an annual grant of 30,000 stock options;

     - Committee Chair annual retainers - Audit Committee Chair is paid $7,500 annually and the Corporate Governance and Compensation Committee Chair is paid $2,500 annually;

     - Board and Committee Meeting fees are paid in the amount of $1,000 for each meeting attended and $750 per conference call meeting attended.

     - Travel fees of $1,000 per meeting are paid to all non-employee directors who traveled from outside the Greater Toronto area to attend in person;

     - All reasonable out-of-pocket expenses incurred by the non-employee directors in respect of their duties as directors are reimbursed by the Corporation.

OTHER ARRANGEMENTS

     Neither the Corporation nor any of its subsidiaries made payments to the directors in their capacity as directors in addition to, or in lieu of, the Corporation's standard arrangements for the most recently completed fiscal year.

TOTAL COMPENSATION EARNED

The following table details the total compensation earned by each non-employee director during the year ended June 30, 2005:

                      TOTAL CASH
                     COMPENSATION   OPTIONS GRANTED   EXERCISE PRICE
NAME                      ($)             (#)               ($)             GRANT DATE/EXPIRY DATE
----                 ------------   ---------------   --------------   -------------------------------
Michael Ashton          21,000           30,000            1.10        January 7, 2005/January 7, 2010
Paul Baehr              28,000           30,000            1.10        January 7, 2005/January 7, 2010
Christopher Henley      31,500           30,000            1.10        January 7, 2005/January 7, 2010
Gary W. Pace            28,750           30,000            1.10        January 7, 2005/January 7, 2010

       SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

     As at June 30, 2005, 329,954 Common Shares have been issued through the exercise of stock options and options to purchase an aggregate of 4,098,162 Common Shares were outstanding under the Plans. See Business of the Meeting - Amendment of Stock Option Plan for a description of the Plans and the proposed amendments to the 1999 Plan.

EQUITY COMPENSATION PLAN INFORMATION

     The following table sets forth information with respect to compensation plans under which equity securities are authorized for issuance as at June 30, 2005, aggregated for all compensation plans previously approved by the Shareholders and all compensation plans not previously approved by the Shareholders.

                                                                                          NUMBER OF COMMON SHARES
                                         NUMBER OF COMMON SHARES     WEIGHTED-AVERAGE     REMAINING AVAILABLE FOR
                                            TO BE ISSUED UPON       EXERCISE PRICE OF      FUTURE ISSUANCE UNDER
             PLAN CATEGORY                 EXERCISE OF OPTIONS     OUTSTANDING OPTIONS   EQUITY COMPENSATION PLANS
             -------------               -----------------------   -------------------   -------------------------
Equity compensation plans approved by
   securityholders                                284,468                 $0.75                  2,929,000
Equity compensation plans not approved
   by securityholders                           3,813,694                 $1.19                          0
                                                ---------                 -----                  ---------
Total                                           4,098,162                   N/A                  2,929,000
                                                =========                 =====                  =========

                INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

     As at the date of this Circular, other than routine indebtedness as defined under applicable securities laws, no directors, executive officers or employees are indebted to the Corporation.

             INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

     No informed person, proposed director or associate or affiliate of any informed person or proposed director of the Corporation had a direct or indirect interest in any transaction with the Corporation during the year ended June 30, 2005.

     INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

     Management of the Corporation is not aware of any material interest, direct or indirect, of any director or nominee for director, or executive officer or any one who has held office as such since the beginning of the Corporation's last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

                 AUDIT COMMITTEE RESPONSIBILITIES AND ACTIVITIES

     Reference is made to the section entitled, "Audit Committee", which is contained at pages 22 to 23 in the Corporation's Annual Information Form, dated September 19, 2005, which section is hereby incorporated by reference. The Corporation's Annual Information Form can be retrieved under the Corporation's profile on the SEDAR website (www.sedar.com).

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     Effective June 30, 2005, the Canadian Securities Administrators (the "CSA") adopted National Policy 58-201 - "Corporate Governance Guidelines" (the "GUIDELINES"). Effective June 30, 2005, the CSA also adopted National Instrument 58-101 - "Disclosure of Corporate Governance Practices" ("NI 58-101") which requires that each reporting issuer annually disclose its corporate governance system with reference to the previously mentioned Guidelines or NI 58-101. These Guidelines form the basis of the Corporation's Corporate Governance Manual. These non-prescriptive Guideline, deal with such matters as the constitution and independence of boards of directors and board committees, their functions, the effectiveness and education of board members, and other means of ensuring sound corporate governance. The CSA requires that each reporting issuer disclose, on an annual basis, its approach to corporate governance with reference to the Guidelines and NI 58-101. This disclosure is presented below.

BOARD OF DIRECTORS

COMPOSITION OF THE BOARD

     Four of the five members of the Board are independent directors. These independent directors are Mr. Michael Ashton, Mr. Paul Baehr, Mr. Christopher Henley and Dr. Gary Pace. Dr. Tony Cruz is not independent as he is the Chief Executive Officer of the Corporation.

     Dr. Cruz is the Chairman of the Board of the Corporation. As Dr. Cruz is not an independent director, Dr. Pace has been appointed the Lead Director and is an independent director. Dr. Cruz is responsible for chairing meetings of the Board and calls meetings of the Board as required between the regularly scheduled quarterly meetings, as issues of substance arise. The Lead Director is the Chairman of the Corporate Governance and Nominating Committee. The Lead Director is responsible for the management, the development and the effective performance of the Board, and provides leadership to the Board for all aspects of the Board's work.

     The Lead Director of the Board acts in an advisory capacity to the Chief Executive Officer and to other officers in all matters concerning the interests of the Board and relationships between management and the Board.

     In fiscal 2005, the full Board met eight times, excluding resolutions passed by written approval of the Directors without holding a meeting, of which six of the eight meetings were attended by all directors and each of Dr. Cruz, Mr. Baehr and Mr. Henley attended six meetings. Board meetings are regularly called on a quarterly basis.

     The Audit, Compensation and Corporate Governance committees met six, one and three times, respectively, in fiscal 2005. Of the six Audit Committee meetings, all were attended by both Christopher Henley and Gary Pace and Paul Baehr attended four meetings. The Compensation Committee met once during the year and the meeting was attended by all members. Finally, of the three Corporate Governance and Nominating Committee Meetings, two meetings were attended by all members and Mr. Ashton attended two meetings.

     The Board functions independently as a majority of the members of the Board are not involved in management. Also, when appropriate, the Board excuses management from meetings and conducts business and makes decisions exclusive of management.

     Certain of the directors are also directors of other reporting issuers, as follows:

     DIRECTOR               OTHER REPORTING ISSUER
     --------               ----------------------
Mr. Michael Ashton          Skyepharma PLC
                            Astralis Inc.

DIRECTOR                    OTHER REPORTING ISSUER
--------                    ----------------------
                            Vital Living Inc.
                            Somatna Inc.

Mr. Paul Baehr              IBEX Technologies Inc.
                            Haemacure Corporation

Dr. Tony Cruz               Stem Cell Therapeutics Corp.
Mr. Christopher M. Henley   None
Dr. Gary Pace               RedMed Inc.
                            Celsion Inc.
                            Peplin Ltd.

BOARD MANDATE

     The Board has adopted a "Mandate for the Board" (the "Board Mandate") which states that the Board has the responsibility to oversee the conduct of the business of the Corporation and to oversee the activities of management who are responsible for the day-to-day conduct of the business of the Corporation. The Board Mandate further states that the Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility of managing its own affairs including selecting its Chairman, nominating candidates for election to the board, constituting committees of the full Board and determining compensation for the directors. Subject to the Corporation's constating documents, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

     The Board Mandate further states that the Board's fundamental objectives are to enhance and preserve long-term shareholder value, to ensure the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner. The Board Mandate further states that in performing its functions, the Board should also consider the legitimate interests its other stakeholders such as employees, customers and communities may have in the Corporation. In broad terms, the stewardship of the Corporation involves the Board in strategic planning, financial reporting, risk management and mitigation, senior management determination, communication planning and internal control integrity.

     The full text of the Board Mandate is attached as Appendix "C" to this Circular.

     The Board may also perform any other activities consistent with its mandate, the Business Corporation's Act (Ontario), the Corporation's constating documents and any other governing laws as the Board determines necessary or appropriate.

POSITION DESCRIPTIONS

     The Board, as whole, has created a written Mandate for each Committee and terms of reference for the Chairman of each committee of the Board. The terms of reference for each committee Chairman describes the qualifications for appointment, his reporting responsibilities, the function of the Chairman and his key responsibilities.

     The Board has adopted a formal position description for the Chief Executive Officer and sets objectives which the Chief Executive Officer is responsible for meeting. The Board adopts and annually reviews a strategic planning process and approves the strategic plan, which takes into account, among other things, the opportunities and risks of the business. This process is undertaken in consultation with the Chief Executive Officer.

ORIENTATION AND CONTINUING EDUCATION OF BOARD MEMBERS

     The Corporation currently has a process of orientation and education for new members of the Board. When a new member joins the board, the member has a meeting with the management of the Corporation. This meeting includes an orientation of the business, strategy, financials and history of the Corporation as well as a question and answer period. The new member also has a meeting with the Board and with each Committee, to which the new board member is appointed, to discuss with the Board/Committee its mandates, policies and procedures. New board members are also given a copy of the Corporation's Governance Policies and Mandates. Any further orientation and/or education is dependent on the needs of the new member and may include items such as formal training sessions, attendance at seminars, et cetera.

MEASURES TO ENCOURAGE ETHICAL BUSINESS CONDUCT

     The Board has adopted a "Code of Business Conduct and Ethics" (the "CODE") for the directors, officers and employees of the Corporation. A person or company may obtain a copy of the Code by contacting Elie Farah, the Chief Financial Officer of the Corporation and Vice President Corporate Development of the Corporation, at 101 College Street, Suite 220, Toronto, Ontario, M5G 1L7,
(416) 260-7770. The Board has implemented a whistleblower policy (the "WHISTLEBLOWER POLICY") whereby the Corporate Governance and Nominating Committee receives, retains, investigates and acts on complaints and concerns of employees, shareholders and members of the public ("REPORTS") regarding (a) accounting, internal accounting controls and auditing matters, including those regarding the circumvention or attempted circumvention of internal accounting controls or that would otherwise constitute a violation of the Corporation's accounting policies (an "ACCOUNTING ALLEGATION"); (b) compliance with legal and regulatory requirements (a "LEGAL ALLEGATION"); and (c) retaliation against employees who make Accounting Allegations or Legal Allegations (a "RETALIATORY ACT"). Any Report that is made directly to management, whether openly, confidentially or anonymously, shall be promptly reported to the Corporate Governance and Nominating Committee and any Report, whether made to management or the Corporate Governance and Nominating Committee, will be reviewed by the Committee, who may, in its discretion, consult with any member of management who is not the subject of the allegation and which may have appropriate expertise to assist the Committee. The identity of any person or group who makes a Report anonymously will not, unless required by a judicial or other legal process, be revealed by any member f the Committee and will remain confidential and the Committee shall not make any effort, or tolerate any effort made by any other person or group, to ascertain the identity of any such person. The Whistleblower Policy forms part of the Corporation's employee handbook.

NOMINATION OF BOARD MEMBERS

     The Corporate Governance and Nominating Committee determines who shall be nominated for election to the Board. The Corporate Governance and Nominating Committee's primary duties and responsibilities are to (a) review and make recommendations to the Board in respect of the governance of the Corporation;
(b) propose to the full Board nominees to the Board; (c) assess directors on an on-going basis; and (d) approve the hiring of special counsel by the other committees of the Board. The Corporate Governance and Nominating Committee is comprised of four directors; Dr. Gary Pace, Mr. Michael Ashton, Mr. Paul Baehr and Mr. Christopher Henley.

     The Board reviews its size on an on-going basis, and at least annually, with a view to determining the impact of the number of directors upon effectiveness.

DETERMINATION OF COMPENSATION OF DIRECTORS AND OFFICERS

     The Board currently has a Compensation Committee with a mandate for reviewing the adequacy and form of compensation of directors and officers at least on an annual basis. The Compensation Committee reports its findings to the full Board and recommends compensation which is appropriate for the responsibilities and risks assumed by the directors. The Compensation Committee is comprised of three directors who are independent; Mr. Paul Baehr, Mr. Michael Ashton and Dr. Gary Pace.

     The Compensation Committee's primary duties and responsibilities are to review and make recommendations to the Board in respect of: (a) human resource policies, practices and structures (to monitor consistency with the Corporation's goals and near and long term strategies, support of operational effectiveness and efficiency, and maximization of human resources potential);
(b) compensation policies and guidelines; (c) management incentive and perquisite plans and any non standard remuneration plans; (d) senior management, executive and officer appointments and their compensation; (e) management succession plans, management training and development plans, termination policies and termination arrangements; (f) the Corporation's senior human resource (organizational) structure; and (g) Board compensation matters. The Compensation Committee makes recommendations with respect to the compensation of the executive officers and the Board to the Board, which gives final approval with respect to any executive compensation and directors compensation matters and issues. The Board has adopted a "Mandate for the Compensation Committee".

ASSESSMENT OF DIRECTORS, THE BOARD AND BOARD COMMITTEES

     The Board has developed a formal questionnaire to be completed by each director on an annual basis for the purpose of formally assessing the effectiveness of the Board as a whole, committees of the Board, and the contribution of individual directors. These questionnaires, and the issues arising therefrom, are then reviewed and assessed by the Lead Director on an annual basis or more frequently from time to time as the need arises. The Lead Director takes appropriate action as required based on the results obtained.

                             ADDITIONAL INFORMATION

     Additional information relating to the Corporation is on SEDAR at WWW.SEDAR.COM. The Corporation's Annual Report to Shareholders for the year ended June 30, 2005 is being mailed to shareholders of the Corporation along with this Circular. The Annual Report to Shareholders contains the audited consolidated financial statements and management discussion and analysis of the Corporation for the year ended June 30, 2005 and the report thereon of Ernst & Young LLP. To request copies of the Corporation's financial statements and management discussion and analysis, shareholders may contact the Corporation by email at info@transitiontherapeutics.com or Mr. Elie Farah, the Chief Financial Officer and Vice President Corporate Development of the Corporation, at 101 College Street, Suite 220, Toronto, Ontario, M5G 1L7, (416) 260-7770.

                                  OTHER MATTERS

     Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Annual Meeting of Shareholders. However, if any other matters which are not now known to management should properly be brought before the Meeting, the accompanying Proxy Form confers discretionary authority upon the person named therein to vote on such matters in accordance with their best judgment.

                                  APPENDIX "A"
                          NOTICE OF CHANGE OF AUDITORS

November 2, 2005

To:     Shareholders of Transition Therapeutics Inc.

And To: British Columbia Securities Commission
        Alberta Securities Commission
        Saskatchewan Financial Services Commission,
           Securities Division
        Ontario Securities Commission
        Autorite des marches financiers

Dear Sirs:

Re: Notice of Change of Auditors

     Pursuant to National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") adopted by Canadian Securities Administrators regarding, among other matters, the change of auditor of a reporting issuer, we are writing to advise you of certain developments regarding the auditors of Transition Therapeutics Inc. (the "CORPORATION").

     We advise and confirm that:

     (a) on November 1, 2005, the board of directors of the Corporation passed a resolution that Ernst & Young LLP not be proposed for reappointment as the Corporation's auditors at the annual meeting of the shareholders to be held on December 12, 2005 and that PricewatershouseCoopers LLP be proposed for appointment as the new auditors of the Corporation;

     (b) there have been no reservations contained in the audit reports of Ernst & Young LLP on the consolidated balance sheet of the Corporation as at June 30, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for the years then ended; and

     (c) there have been no reportable events (disagreements, unresolved issues or consultations as described in National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators ("NI 51-102")) in connection with the audit by Ernst & Young LLP of the Corporation's financial statements as described above.

     As required under NI 51-102, we attach to this letter the comments of Ernst & Young LLP and the comments of PricewaterhouseCoopers LLP.

Yours very truly,

Transition Therapeutics Inc.

/s/ Elie Farah
Elie Farah
Chief Financial Officer

C.C. Ernst & Young LLP
     PricewatershouseCoopers LLP

             101 College Street, Suite 220, Toronto, Ontario M5G 1L7
                    T. 416.260.7770 o F 416.260.2886 Email.
     info@transitiontherapeutics.com - Web. www.transitiontherapeutics.com

                               ERNST & YOUNG LLP           Phone: (416) 864-1234
                               CHARTERED ACCOUNTANTS       Fax: (416) 864-1174
                               Ernst & Young Tower         www.ey.com
                               P.O. Box 251, 222 Bay St.
                               Toronto-Dominion Centre
                               Toronto, Canada M5K 1J7

November 2, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Ontario Securities Commission
Autorite des marches financiers

Dear Sirs:

RE: NOTICE OF CHANGE OF AUDITORS DATED NOVEMBER 2, 2005 WITH RESPECT TO
    TRANSITION THERAPEUTICS INC.

With respect to the above-noted Notice of Change of Auditors and pursuant to National Instrument 51-102, we have read the Notice of Change of auditors for Transition Therapeutics Inc. and, based on our knowledge of the information at this date, we agree with its contents as it pertains to former auditors.

Yours sincerely,

(Ernst & Young LLP)

C.C. The Board of Directors, Transition Therapeutics Inc.

(PRICEWATERHOUSECOOPERS LOGO)

                                                  PRICEWATERHOUSECOOPERS LLP
                                                  CHARTERED ACCOUNTANTS
                                                  PO Box 82
                                                  Royal Trust Tower, Suite 3000
                                                  Toronto Dominion Centre
                                                  Toronto, Ontario
                                                  Canada M5K 1G8
                                                  Telephone +1 416 863 1133
                                                  Facsimile +1 416 365 8215

November 3, 2005

British Columbia Securities Commission
Alberta Securities Commission,
Saskatchewan Financial Services Commission, Securities Division
Ontario Securities Commission
Authorite des marches financiers

Dear Sirs:

TRANSITION THERAPEUTICS INC. - CHANGE OF AUDITORS

We have read the statements made by Transition Therapeutics Inc. in the attached copy of Change of Auditor Notice dated November 2, 2005, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

Based on our knowledge at this time, we are in agreement with the information contained in the Corporation's Notice.

Yours very truly,


(PRICEWATERHOUSECOOPERS LLP)

PricewaterhouseCoopers LLP
Chartered Accountants

cc: Board of Directors
    Transition Therapeutics Inc.

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

                                  APPENDIX "B"
                     AMENDED AND RESTATED STOCK OPTION PLAN

                              AMENDED AND RESTATED

                                STOCK OPTION PLAN
                                       OF
                          TRANSITION THERAPEUTICS INC.

                         DATED AS OF NOVEMBER 1, 1999 AS
                         AMENDED AS OF DECEMBER 16, 2003
                                   AND __, 2005

                                TABLE OF CONTENTS

1.  PURPOSE OF THE PLAN ...................................................    1

2.  ADMINISTRATION ........................................................    1

3.  SHARES SUBJECT TO THE PLAN ............................................    1

4.  TERM OF PLAN ..........................................................    2

5.  GRANT OF OPTIONS ......................................................    2

6.  TERMS AND CONDITIONS ..................................................    2

7.  SUBSCRIPTION PRICE ....................................................    3

8.  TERMINATION ...........................................................    3

9.  EXERCISE OF OPTIONS ...................................................    4

10. NO ASSIGNMENT .........................................................    4

11. NOT A SHAREHOLDER .....................................................    4

12. OFFER FOR SHARES OF THE COMPANY .......................................    4

13. EFFECTS OF ALTERATION OF SHARE CAPITAL, ACQUISITION, AMALGAMATION OR
    DISSOLUTION ON OPTIONS ................................................    5

14. AMENDMENT .............................................................    6

15. OTHER PROVISIONS ......................................................    6

                              AMENDED AND RESTATED

                                STOCK OPTION PLAN
                                       OF
                          TRANSITION THERAPEUTICS INC.

1.   PURPOSE OF THE PLAN

1.1 The purpose of the stock option plan (the "PLAN") for directors, officers, employees, members of the Scientific Advisory Board, and consultants of Transition Therapeutics Inc. (the "COMPANY") or one of its affiliates (as defined below) (collectively, the "PARTICIPANTS") is to secure for the Company and its shareholders the benefit of an incentive interest in share ownership by the Participants. For the purposes of the Plan, "AFFILIATES" shall mean any subsidiary of the Company, whether now or hereafter existing, of which the Company either holds or is the beneficiary, at any time, directly or indirectly, of securities conferring over fifty percent (50%) of the votes enabling it to elect the majority of the directors of such entity as well as any current or future subsidiary of such entity or, any parent corporation which is a shareholder of the Company.

2.   ADMINISTRATION

2.1 The Plan shall be administered by the Company's Board of Directors (the "BOARD") or the Compensation Committee (the "COMMITTEE"). Any reference to the Board hereafter shall include the Board and/or the Committee as applicable. The Board shall have final authority over the Plan and shall have full and complete latitude to interpret the Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Plan. The decision of the Board shall be definitive and mandatory for the purpose of the Plan.

2.2 The Chief Executive Officer shall have the authority to offer options (the "OPTIONS") to purchase Shares (as defined in section 3.1) to Participants, with the exception of directors (who shall be dealt in accordance with the procedure contemplated in section 2.1), within the parameters established therefor from time to time by the Committee or the Board.

3.   SHARES SUBJECT TO THE PLAN

3.1 The shares subject to the Plan are the common shares (the "SHARES") of the Company.

3.2 Subject to adjustment as provided under Article 13 hereof, the maximum number of Shares issuable under the Plan is ten percent (10%) of the then issued and outstanding Shares of the Company from time to time.

3.3 The number of Shares issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding securities.

3.4 The number of Shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding Shares.

3.5 No Optionee (as defined in section 5.1) shall be granted Options in any twelve (12) month period, or shall hold options at any point in time, to purchase more than five percent (5%) of the number of Shares issued and outstanding from time to time.

3.6 The total number of options granted to any employee performing investor relations activities or to any one consultant must not exceed two percent (2%) of the then issued and outstanding Shares of the Company in any twelve
     (12) month period.

3.7 All of the Shares covered by Options that have expired or been cancelled without having been exercised shall become reserved Shares for the purposes of Options that may be subsequently granted under the terms of the Plan.

4.   TERM OF PLAN

4.1 The Plan shall remain effective for an unlimited period unless terminated by the Board. No grant of Options shall be made after the date upon which Plan is terminated, provided that the Plan and all grants made under the Plan prior to such date shall remain in effect until such grants have been satisfied or terminated in accordance with the terms of the Plan and such grants.

5.   GRANT OF OPTIONS

5.1 The Board shall from time to time designate a Participant (an "OPTIONEE") to whom Options shall be granted and the number of Shares covered by each of such Options.

5.2 Upon the grant of an Option, the Company will deliver to the Optionee an option agreement ("OPTION AGREEMENT") dated the date of the granting of the Option, containing the terms and conditions of the Options granted as determined by the Board and which terms and conditions shall be consistent with the Plan, and upon delivery to the Company of the Option Agreement as executed by the Optionee, such Optionee will be a Participant in the Plan and will have the right to purchase the number of Shares in respect of which such Option relates on the terms and conditions set out in the Option Agreement and in the Plan.

6.   TERMS AND CONDITIONS

6.1 The Option Agreements need not be identical, but each such Option Agreement pertaining to Options, by appropriate language, shall include the substance of all the following terms and conditions:

     6.1.1 The number of Shares in respect of which the granted Option pertains.

     6.1.2 The minimum number of the Shares that may be purchased upon each partial exercise of the Option.

     6.1.3 The Option exercise price, which price shall be set by the Board and shall be equal to one hundred percent (100%) of the Subscription Price (as defined in section 7.1) of the Shares at the time the Option is granted.

     6.1.4 The date of the Option grant, which shall be the date whereby the Board reserves a specific number of Shares to be issued to a Participant pursuant to an exercise of Option granted under the Plan.

     6.1.5 Each Option shall be exercisable during a period established by the Board (the "OPTION PERIOD"); such period shall commence no earlier than the date of the granting of the Option and shall terminate no later than five (5) years after such date.

     6.1.6 The date on which payment is to be made with respect to the exercise of the Option.

     6.1.7 The circumstances, if any, under which all or any portion of any Option previously granted and unexercised is to be or may be accelerated or terminated, the terms of which shall not be inconsistent with the Plan.

     6.1.8 The total number of Shares subject to an Option may, but need not, be allotted in periodic instalments (which may, but need not, be equal). The Option Agreement may provide that, from time to time during each of such instalment periods, the Option may become exercisable ("VEST") with respect to some or all of the Shares allotted to such instalment. The Option may be subject to such other terms and conditions at the time or times when it may be exercised (which may be based on performance or other criteria) as the Board may deem appropriate.

     6.1.9 Options may be exercised in whole or in part with respect to the Shares which have vested during a specific instalment period and to the Shares which have vested during any previous periodic instalment period and which have not yet been exercised at such time.

6.2 Option Agreements may contain such other provisions not inconsistent with the Plan as the Board, in its discretion, deems advisable. No Option Agreement shall, however, impose an obligation upon the Optionee to exercise an Option.

7.   SUBSCRIPTION PRICE

7.1 If the Company is then a private or "closed" company, the subscription price (the "SUBSCRIPTION PRICE") for each Share covered by an Option shall be established by the Board, but such price shall not be lower than the fair market value ("FMV") thereof as at the time any such Option is granted. The FMV shall be equal to the price per Share of the last "bona fide" private placement offering of Shares.

7.2 Subsequent to an initial public offering and the listing of the shares on a recognized stock exchange in either Canada or the United States, the Subscription Price for each Share covered by an Option shall be equal to the weighted average closing price of the Shares for the five business days immediately preceding the date of the Option grant or as determined by the Board, provided that the Subscription Price of an Option shall be no less than 100% of the fair market value for each such Share on the date of the grant of such Option, as determined by the Board in good faith.

7.3 In the event that the number of Shares subject to any Option is adjusted pursuant to the Plan, a corresponding adjustment shall be made in the Subscription Price per Share.

8.   TERMINATION

8.1 Notwithstanding the provisions of subsection 6.1.5, an Option shall be void and not exercisable by an Optionee from and after each and every one of the following dates (an "EARLY EXPIRY DATE") unless the Board decides otherwise:

          (i) where the Optionee is an officer or an employee of the Company or one of its affiliates, the date on which the employment of the Optionee with the Company or one of its affiliates, as the case may be, is terminated for cause;

          (ii) where the Optionee is an officer or an employee of the Company or one of its affiliates, ninety (90) days following the date on which the Optionee resigns or voluntarily leaves his employment; or

          (iii) in the case where the Optionee is a director or a member of the Scientific Advisory Board or a consultant of the Company or one of its affiliates, as the case may be, but is not employed by either the Company or one of its affiliates, ninety (90) days following the date on which such Optionee ceases to be a director or a member of the Scientific Advisory Board or a consultant for any reason other than those mentioned in sub-paragraph 8.1.2
               (ii); or

          (iv) where the Optionee is an officer or employee of the Company or one of its affiliates, twelve (12) months following the date on which the Optionee's employment is terminated by reason of death, disability, illness, retirement or early retirement, or six (6) months following the date on which the Optionee's employment is terminated without cause; or

          (v) in the case where the Optionee is a director or a member of the Scientific Advisory Board or a consultant of the Company or any of the Company's affiliates, but is not employed by either the Company or any of affiliates, twelve (12) months following the date on which such Optionee ceases to be a director or a member of the Scientific Advisory Board or a consultant by reason of death, disability, illness, retirement or early retirement; or

          (vi) in the event of death of an Optionee in (i) and (ii), the Option of the Optionee may be exercised within the said twelve (12) month period by such Optionee's legal representative(s).

8.2 Such rules shall not be interpreted in such a manner as to extend the applicable Option Period.

8.3 All rights conferred by any Option not exercised at the termination of the Option Period or from and after any Early Expiry Date shall be forfeited.

9.   EXERCISE OF OPTIONS

9.1 Subject to the provisions of Paragraph 6.1.5 and Article 8, an Option may be exercised in whole, at any time, or in part, from time to time, during the applicable Option Period, but in all cases in accordance with the exercise frequency established by the Board at the time of the grant, which exercise frequency may be modified by the Board but only to the benefit of the Optionees.

9.2 Notwithstanding the provisions of Sections 9.1 paragraph 6.1.5 and Article 8, an Option shall not be exercisable by an Optionee before the date at which the Shares are listed on a recognized stock exchange. In the event that the Shares are not listed on a recognized stock exchange before the termination of the Option Period, the Option shall then become null and void as of the termination of the Option Period.

9.3 An Option may be exercised by written notice to the Chief Executive Officer of the Company. Such notice shall set forth the number of Shares for which the Optionee is subscribing and the address to which the certificate evidencing such Shares is to be delivered. Such notice shall also be accompanied by a certified cheque made payable to the Company in the amount of the aggregate Subscription Price. The Company shall cause a certificate for the number of Shares specified in the notice to be issued in the name of the Optionee and delivered to the address specified in the notice no later than ten (10) business days following the receipt of such notice and the cheque representing payment in full of the aggregate Subscription Price.

10.  NO ASSIGNMENT

10.1 No Option or interest therein shall be assignable or transferable by an Optionee other than by will or the applicable laws governing succession. An Optionee may not otherwise alienate, sell, pledge, hypothecate or encumber an Option. The obligations of an Optionee under the Plan shall be binding upon such Optionee's heirs, executors, legal representatives and administrators.

11.  NOT A SHAREHOLDER

11.1 An Optionee shall have no rights as a shareholder of the Company with respect to any Shares covered by an Option until such Optionee shall have paid the Subscription Price and become the holder of record of such Shares. No adjustment shall be made for any dividends or other distributions or rights of a similar nature for which the record date is prior to the date of the Optionee becoming the holder of record of Shares.

12.  OFFER FOR SHARES OF THE COMPANY

12.1 In the event that, at any time, an offer to purchase is made to all holders of Shares, notice of such offer shall be given by the Company to each Optionee and all unexercised Options will become exercisable immediately at the Subscription Price but only to the extent necessary to enable an Optionee to tender such Optionee's Shares in response to the offer should the Optionee so desire. In the event that an Optionee does not exercise his unexercised Option within ten (10) days of the receipt of such notice, such unexercised Option shall then become null and void.

13. EFFECTS OF ALTERATION OF SHARE CAPITAL, ACQUISITION, AMALGAMATION OR DISSOLUTION ON OPTIONS

13.1 In the event of any change in the number of outstanding Shares of the Company by reason of any stock dividend, stock split, recapitalization, reclassification, merger, consolidation, combination or exchange of Shares or other similar change, subject to the prior approval of any stock exchange on which the Shares are listed, an equitable adjustment shall be made by the Board or the Committee in the maximum number or kind of shares issuable under the Plan or subject to outstanding Options and in the Subscription Price of such shares. Such adjustment will be definitive and mandatory for the purposes of the Plan.

13.2 In the event the Company is amalgamated with or acquired by another company in a merger or pursuant to a statutory arrangement, and the Shares are converted by virtue of the amalgamation or merger or statutory arrangement into other property, whether in the form of securities, cash or otherwise, then to the extent permitted by applicable law, an Optionee shall have the right, upon exercise of any Option granted under the Plan, provided that such Option is currently exercisable and has not otherwise been terminated, to receive the kind and amount of shares or other securities or property to which the Optionee would have been entitled if the Optionee had received Shares by exercise of the Option immediately prior to or simultaneously with such amalgamation or merger or statutory arrangement, and the exercise price of the Option shall be adjusted accordingly. The foregoing adjustments and the manner of application of the foregoing provisions shall be determined by the Board or the Committee. Any such adjustment may provide for the elimination of any fractional share which might otherwise become subject to an Option.

13.3 Notwithstanding anything contained herein to the contrary, following a determination by the Board or the Committee to effect or proceed with certain events or transactions described below, and in any event at least ten (10) days prior to the effectiveness of such transaction, the Board or Committee, in its sole discretion, may decide to accelerate all Options granted prior to the effective date of the transaction such that even if such Option has been outstanding for less than one year or if other provisions contained in the respective Option Agreements require the Option or any portion thereof to be outstanding for a minimum amount of time prior to exercise, the Options shall become immediately exercisable. Further, in the event of any such transaction, the Board or the Committee, upon at least ten (10) days written notice to the holder of all or any portion of any Option previously granted and unexercised, may, in its sole discretion, provide that such Option or any unexercised portion thereof outstanding as of the effective date of such transaction shall terminate. These events or transactions are as follows:

     13.3.1 A sale or transfer of all or substantially all of the assets of the Company to another corporation (other than a wholly-owned subsidiary), person or entity, or upon a distribution by the Company of its assets as a liquidating or partial liquidating dividend with respect to the Shares, or the happening of any other similar event affecting the Shares;

     13.3.2 An amalgamation of the Company with, or an acquisition of, another company, and as a result of such transaction the holders of the voting shares of the Company prior to such transaction would receive or hold less than a majority of the voting shares of the resulting or surviving corporation or organization; or

     13.3.3 A recapitalization from public or private sources.

13.4 Except as expressly provided herein, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or the Subscription Price of Shares subject to Options. No adjustments shall be made for dividends paid in cash or in property other than securities of the Company.

13.5 In the event of a proposed dissolution or liquidation of the Company, each Option will terminate immediately prior to the consummation of such proposed action or at such other time and subject to such other conditions as shall be determined by the Board.

14.  AMENDMENT

14.1 The Board may, at any time amend, suspend or terminate the Plan in whole or in part, subject to the provisions of Article 13 in the event of a material amendment (including an increase in the maximum number of Shares issuable under the Plan) or a reduction in the Subscription Price of an Option (other than for standard anti-dilution purposes) and further, subject to the approval of regulatory authorities, if applicable. Except as provided in Article 13, the termination of the Plan shall have no effect on outstanding Options, which shall remain in force in accordance with their terms and conditions under the Plan.

14.2 Unless to the benefit of the Optionees, any amendment to the Plan must be approved by a majority of votes cast at a meeting Optionees.

14.3 For the purposes of this Article 14, an amendment does not include an accelerated expiry of an Option by reason of the fact that an Optionee ceases to be a director, an officer, an employee of the Company or its affiliates, a consultant or a member of the Scientific Advisory Board.

14.4 The approval of an amendment by holders of Shares, if required by regulatory authorities, may be given by way of confirmation at the next meeting of shareholders after the amendment is made, provided that no Shares are issued pursuant to the amended terms of the Plan prior thereto. Such approval may be given by way of a written resolution of shareholders representing more than 50% of the then issued and outstanding Shares of the Company.

14.5 Disinterested shareholder approval will be obtained for any reduction in the Exercise Price should the Optionee be an insider of the Company at the time the amendment takes place.

15.  OTHER PROVISIONS

15.1 The Company's obligation to issue Options granted or Shares under the terms of the Plan is subject to all applicable laws, regulations and rules of any governmental agency or other competent authority in respect of the issuance or distribution of securities. Each Optionee shall:

     15.1.1 agree to comply with such laws, regulations and rules;

     15.1.2 provide to the Company any information or undertaking required to comply with such laws, regulations and rules; and

     15.1.3 if the Shares are not listed on any recognized stock exchange at the time any Option is exercised, become a party to, be bound by, and comply with the terms of any shareholders' agreement relating to the Company.

15.2 The Plan, the grant and exercise of Options under the Plan and the Company's obligation to issue Shares on exercise of Options will be subject to all applicable federal, provincial and foreign laws, rules and regulations. No Option will be granted and no Shares will be issued under the Plan where such grant or issue would require registration of the Plan or of such Shares under the securities laws of any federal, provincial or foreign jurisdiction and any purported grant of any Option or issue of Shares in violation of this provision will be void. Shares issued to Optionees pursuant to the exercise of Options may be subject to limitation on sale or resale under applicable securities laws or stock exchange policies.

15.3 The participation in the Plan of a Participant shall be entirely optional and voluntary and shall not be interpreted as conferring upon a Participant any right or privilege whatsoever, except for the rights and privileges expressly set out in the Plan. Neither the Plan nor any act that is done under the terms of the Plan shall be interpreted as restricting the right of the Company or any of its affiliates to terminate the employment of an officer or employee, or the consulting or other arrangement with a director, consultant or member of the Scientific Advisory Board at any time. Any notice of dismissal or termination of a consulting or other arrangement, as applicable, given to a Participant, or any payment in the place and stead of such notice, or any combination of the two, shall not have the effect of extending the duration of the employment or consulting or other arrangement for purposes of the Plan.

15.4 No Participant shall acquire the automatic right to be granted one or more Options under the terms of the Plan by reason of any previous grant of Options under the terms of the Plan.

15.5 Nothing contained in this Plan will prevent the Board from adopting other or additional share compensation arrangements, subject to obtaining any required regulatory or shareholder approvals.

15.6 The Plan does not provide for any guarantee in respect of any loss or profit which may result from fluctuations in the price of the Shares.

15.7 The Company and its Subsidiaries shall assume no responsibility as regards the tax consequences that participation in the Plan will have for a Participant, and such persons are urged to consult their own tax advisors in such regard.

15.8 The Plan and any Option granted under the terms of the Plan shall be governed by and interpreted in accordance with the laws of the province of Ontario and the laws of Canada applicable therein.

15.9 Upon the granting of Options, the Company will represent to the regulatory authorities, if required by applicable regulatory requirements, that the Optionee is a bona fide Participant.

15.10 The Plan is dated as of November 1, 1999 and amended as of December 16, 2003.

                                   SCHEDULE A

                          TRANSITION THERAPEUTICS INC.
                           OPTION PLAN - PURCHASE FORM

SECTION A - PURCHASE REQUEST - TO BE COMPLETED BY OPTIONEE

Name: __________________________________________________________________________

Mailing Address: _______________________________________________________________

Social Insurance Number: __________________ Office Telephone: __________________

Current Position in Company: ___________________________________________________

                   NUMBER OF      NUMBER OF OPTIONS                    PURCHASE
DATE OF GRANT   OPTIONS GRANTED   EXERCISED HEREBY*   EXERCISE PRICE     PRICE
_____________   _______________   _________________   ______________   _________

_____________   _______________   _________________   ______________   _________

_____________   _______________   _________________   ______________   _________

                                  Total Purchase Price: ________________________

Method of Payment: [ ] Cash   [ ] Certified cheque   [ ] Bank draft

* I hereby elect to exercise the number of Options to purchase common shares of Transition Therapeutics Inc. indicated above.


Signature:                                   Date:
           -------------------------------         -----------------------------

SECTION B - VERIFICATION - TO BE COMPLETED BY COMPANY

I hereby certify that the above individual is eligible to exercise the number of Options as indicated above and acknowledge receipt of payment therefor.


Signature:                                   Date:
           -------------------------------         -----------------------------

INFORMATION FOR TAX PURPOSES Market value of common shares on exercise date: _____________________________________________

SECTION C - RECEIPT OF COMMON SHARES - TO BE COMPLETED BY OPTIONEE

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Signature:                                   Date:
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                                  APPENDIX "C"
                        MANDATE OF THE BOARD OF DIRECTORS

POLICY STATEMENT

The board of directors (the "BOARD") of Transition Therapeutics Inc. (the "CORPORATION") has the responsibility to oversee the conduct of the business of the Corporation and to oversee the activities of management who are responsible for the day-to-day conduct of the business of the Corporation.

COMPOSITION AND OPERATION

The Board is to be constituted of a majority of individuals who qualify as independent directors. An independent director is one who is independent of management and is free from any interest and any business or other relationship, which could or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interest of the Corporation other than interest and relationships arising from shareholdings.

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility of managing its own affairs including selecting its Chairman, nominating candidates for election to the Board, constituting committees of the full Board and determining compensation for the directors. Subject to the Corporation's constating documents, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

RESPONSIBILITIES

The Board's fundamental objectives are to enhance and preserve long-term shareholder value, to ensure the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests its other stakeholders such as employees, creditors, partners and communities may have in the Corporation. In broad terms, the stewardship of the Corporation involves the Board in strategic planning, financial reporting, risk management and mitigation, senior management determination, communication planning and internal control integrity.

DISCHARGE OF DUTIES

In contributing to the Board's discharging of its duties under this Mandate, each Member of the Board shall be obligated only to exercise the care, diligence and skill that a responsibly prudent person would exercise in comparable circumstances. Nothing in this Mandate is intended, or may be construed, to impose on any Member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard which all Board Members are otherwise subject.

RELIANCE ON EXPERTS

In contributing to the Board's discharging of its duties under this Mandate, each Member shall be entitled to rely in good faith upon:

     (a)  representations made to him by an officer of the Corporation,

     (b) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

SPECIFIC DUTIES

1.   LEGAL REQUIREMENTS

     (a) the Board has the oversight responsibility for meeting the Corporation's legal requirements and for properly preparing, approving and maintaining the Corporation's documents and records.

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     (b)  The Board has the responsibility to:

          (i)  manage the business and affairs of the Corporation;

          (ii) act honestly and in good faith with a view to the best interests of the Corporation;

          (iii) exercise the care, diligence and skill that responsible, prudent people would exercise in comparable circumstances; and

          (iv) act in accordance with its obligations contained in the Corporation's constating documents and all relevant legislation and regulations.

     (c) The Board has the responsibility for considering the following matters as a full Board which may not be delegated to management or to a committee of the Board:

          (i) any submission to the shareholders of a question or matter requiring the approval of the shareholders;

          (ii) the filling of a vacancy among the Directors;

          (iii) the issuance of securities;

          (iv) the purchase, redemption or any other form of acquisitions of shares issued by the Corporation;

          (v) the payment of a commission to any person in consideration of his/her purchase or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

          (vi) the approval of management proxy circulars; and

          (vii) the approval of any take-over bid circular or directors' circular.

2.   INDEPENDENCE

     The Board shall have the responsibility to:

          (i) implement appropriate structures and procedures to permit the Board to function independently of management;

          (ii) implement a system which enables an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances; and

          (iii) provide an orientation and education program for newly appointed members of the Board.

3.   STRATEGY DETERMINATION

     The Board shall:

          (i) adopt and annually review a strategic planning process and approve the strategic plan, which takes into account, among other things, the opportunities and risks of the business; and

          (ii) annually review operating and financial performance results relative to established strategy, budgets and objectives.

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4.   MANAGING RISK

     The Board has the responsibility to understand the principal risks of the business in which the Corporation is engaged, to achieve a proper balance between risks incurred and the potential return to shareholders, and to confirm that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

5.   APPOINTMENT, TRAINING AND MONITORING OF SENIOR MANAGEMENT

     The Board shall:

          (i) appoint the Chief Executive Officer ("CEO") and senior officers, approve (upon recommendations from the Compensation Committee) their compensation, and monitor the CEO's performance against a set of mutually agreed objectives directed at maximizing shareholder value;

          (ii) ensure that a process is established that adequately provides for succession planning including the appointment, training and monitoring of senior management; and

          (iii) establish limits of authority delegated to management.

6.   REPORTING AND COMMUNICATION

     The Board has the responsibility to:

          (i) verify that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other stakeholders and the public generally;

          (ii) verify that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

          (iii) verify that the financial results are reported fairly and in accordance with generally accepted accounting standards;

          (iv) verify the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and

          (v) report annually to shareholders on its stewardship of the affairs of the Corporation for the preceding year.

7.   MONITORING AND ACTING

     The Board has the responsibility to:

          (i) review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements;

          (ii) verify that the Corporation operates at all times within applicable laws and regulations to the highest ethical and moral standards;

          (iii) approve and monitor compliance with significant policies and procedures by which the Corporation is operated;

          (iv) monitor the Corporation's progress towards its goals and objectives and to revise and alter its direction through management in response to changing circumstances;

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          (v)  take such action as it determines appropriate when performance falls short of its goals and objectives or when other special circumstances warrant; and

          (vi) verify that the Corporation has implemented adequate internal control and information systems which ensure the effective discharge of its responsibilities.

8.   OTHER ACTIVITIES

          (i) the Board shall prepare and distribute the schedule of Board meetings for each upcoming year; and

          (ii) the Board may perform any other activities consistent with this mandate, the Corporation's constating documents and governing laws as the Board determines necessary or appropriate.